FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

CLP Holdings Limited
 (Registrant’s name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant’s principal executive office)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

1.	The Quarterly Report 2003 (January — March) dated 9 May 2003 was published in Hong Kong newspapers on 12 May 2003 and despatched to shareholders on 28 May 2003.

2.	The Minutes of the Fifth Annual General Meeting held on 5 May 2003 was despatched to shareholders on 28 May 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/ s / April Chan

Name: Title:	April Chan Deputy Company Secretary

Date: 28 May 2003

Exhibit 1

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the three months ended 31 March 2003 are summarised below:

Highlights

	3 months ended 31 March

			Increase/
	2003	2002	(Decrease)

Turnover, HK$ million	4,998	5,043	(0.9)%
Interim dividend, HK$ per share	0.41	0.38	7.9%
Electricity sold, kWh millions
Kowloon and New Territories	5,470	5,265	3.9%
Including sales to the Chinese mainland	5,979	5,736	4.2%

Hong Kong Electricity Business

Local sales of electricity increased by 3.9% in the first quarter. Residential Sector recorded robust growth, reflecting a continuing increase in the number of customers. Infrastructure & Public Services Sector also continued to enjoy a significant growth. Manufacturing Sector’s decline persisted, albeit at a more moderate pace. A breakdown of the local sales growth by sector in the first quarter is as follows:

	Increase/	% of Total
	(Decrease)	Local Sales

Residential	7.8%	21.3%
Manufacturing	(2.6)%	11.0%
Commercial	2.9%	40.9%
Infrastructure & Public Services*	5.4%	26.8%

*	Previously described as “Government & Others”

High demand from the Guangdong Guang-Dian Power Grid Group Company Limited continued as a result of power shortage in Guangdong Province. Significant growth in Shekou sales was also recorded. In the first quarter, sales to the Chinese mainland grew by 8.2%. Total unit sales, including sales to the Chinese mainland, were 4.2% higher than those for the same period in 2002.

Local sales in April showed a decline by 7.6% compared to the corresponding month in 2002. The drop in April sales was mainly due to a cooler weather, the Easter holidays occurring in April this year (as opposed to March in 2002, which has an effect on our billing cycle) and to a lesser degree the effect of SARS outbreak. From January to April 2003, local sales increased by 0.5% compared to the same period last year.

At the Annual General Meeting on 5 May 2003 we announced a special one-off rebate package, amounting to HK$460 million in total, to be provided to all CLP’s customers in Hong Kong. This reflected CLP’s excellent performance in managing costs, which had allowed us to bring forward the rebate from our normal year-end cycle. The rebate package will result in 95% of CLP’s customers receiving a full half-month electricity rebate.

Regional Electricity Businesses

Chinese Mainland

CLP has a 70% interest in Guizhou CLP Power Company, which owns the 2x300MW coal fired Anshun II Power Station in Guizhou Province. Construction of the plant is progressing ahead of schedule and to budget. The station is planned for full commercial operation in 2004. The design features flue gas desulphurisation facilities, which upon completion, will make Anshun II the most environmentally friendly power station in Guizhou Province.

The 3,000MW joint venture in Shandong Province, in which CLP holds a 29.4% interest, has been operating well. The Shiheng I (2 x300MW) and II (2x300MW) power stations continued to achieve good operational performance. Construction of Heze II and Liaocheng power stations is progressing ahead of schedule and within budget. The first unit of Heze II entered into commercial operation in February 2003.

The joint venture with Beijing Guohua Electric Power Corporation, CLP Guohua Power Company Limited, which is 49% owned by CLP, is operating four power stations with a total installed capacity of 2,300MW in North China. The joint venture accomplished a new milestone in the area of environmental protection with all four stations achieving full accreditation of ISO 14001.

The Guangdong Daya Bay Nuclear Power Station, which is 25% owned by CLP, performed well with an on-going good safety record.

Asia-Pacific Region

CLP owns a 50% shareholding in the BLCP project in Thailand. This is a 2x717MW coal-fired power station due to reach financial close and start construction later this year. The two units are planned to enter commercial service in 2006 and 2007. BLCP would be one of the few major construction projects with international lender participation to reach financial close in the Asia-Pacific private power sector this year.

CLP’s operating assets in Australia, India and Taiwan have all been operating satisfactorily within their respective markets. The Ho-Ping Power Station in Taiwan, which entered commercial operation last year, is gradually reaching stable performance with high level of availability.

In April 2003, CLP completed the acquisition of Powergen’s remaining interest (18.4%) in Yallourn Energy Pty Limited. CLP now owns an effective interest of 92% in Yallourn Energy.

Annual General Meeting

The Minutes of the Fifth Annual General Meeting of the Company accompany this Report. The proceeding of the Meeting can be viewed at the Corporate Governance or Investor Relations sections on the Company’s website at www.clpgroup.com.

Dividend

Directors today declared the first interim dividend for 2003 of HK$0.41 per share payable on 13 June 2003 to Shareholders registered as at 2 June 2003. The dividend of HK$0.41 per share (2002: HK$0.38 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 2 June 2003. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4: 00 p.m. on Friday, 30 May 2003.

Hong Kong, 9 May 2003	The Hon. Michael D. Kadoorie, Chairman of the Board of Directors

This report is also available at the Corporate Governance or Investor Relations sections on the Company's website at www.clpgroup.com.

Exhibit 2

Minutes of the Fifth Annual General Meeting of CLP Holdings Limited (the “Company’’) held on the M2 Floor at The Peninsula, Salisbury Road, Kowloon, Hong Kong on Monday, 5 May 2003 at 11: 00 a.m.

Present	THE HON. MICHAEL D. KADOORIE (Chairman) (also representing ROMS NOMINEES LIMITED and HKSCC NOMINEES LIMITED and proxy for ASHTON DAVID; AU DUNG; AU MING CHIU; AU MING YIU; AU SIU MEI; BRACK CHONG REGINA; CHAN PUI KIN; CHAN SHU CHUNG; CHAN WAI YIN; CHEUNG SIK HUNG; CHIU SHIN LEUNG; CHOI SAI LI; CHUNG KEE MAN; DOO WAI YUNG; FUNG HON MAN; HO SHU PUI; HUNG YI YIN; THE INCORPORATED TRUSTEES OF THE KADOORIE FOUNDATION; LAI POK HAY; LAI SIU YING; LAM HONG CHING; LAM KAR AH; LAU KEE CHE; LAW HOW SANG; LEE CHI PING; LEE FONG FONG; LEE LILY; LEE WING HAAN PAMELA; LEUNG CHI KIN BEVERLEY; LEUNG HON CHIU; LEUNG PHYLLIS; LI HIN TAI; LI KITTY KIT YIN; LIANG WEI QING and YU LAN FONG; LO SILVANUS; LUI SUM; LUK KIT YUK; LUK KWA CHIK; MAN PUI TING; MATHEWS KENNETH PATRICK ARTHUR; MOK FUNG MIU TAK; NG CHAU SHUNG; NG CHI MING; NG HOI SANG; NG SHIU HUEN; NG YOOK MAN; NG YOOK MAN and NG CHAN OI KWAN; NG YUK KING; ONG YONG KHEE; SANTOS CECILIA; SUKHESWALLA DHUN SAVAKSHAW; TAM WEN HAN; TANG HING CHEUNG; TANG KWOK HING; TSANG JOHN; TSE KWOK BO and TSE KWOK WAI; TSE KWOK WAI; TSUI CHONG CHOW; WATT YUET MUI JULIA; WONG SIN TAK; WONG TO CHEE; YAN CHEUNG and CHOW WAI CHUN and YUE PUI LAM DAVID); MR. W. E. MOCATTA (Vice Chairman) (also representing REGOFF NOMINEES LIMITED “B’’ A/C); MR. J. S. DICKSON LEACH (Vice Chairman) (also representing REGITO NOMINEES LIMITED “B’’ A/C); MR. J. A. H. LEIGH (Director) (also representing SARI NOMINEES LIMITED and SARI NOMINEES LIMITED “A’’ A/C); MR. R. BISCHOF (Director) (also representing WAVOFF NOMINEES LIMITED; WAVOFF NOMINEES LIMITED “B’’ A/C and WAVOFF NOMINEES LIMITED “C’’ A/C); MR. I. D. BOYCE (Director) (also representing WAVITO NOMINEES LIMITED and WAVITO NOMINEES LIMITED “MHC’’ A/C); MR. P. C. TAN (Director) (also representing HKSCC NOMINEES LIMITED); DR. WILLIAM K. FUNG; MR. V. F. MOORE; MR. HANSEN C. H. LOH and MR. PAUL M. L. KAN (Directors); MR. ANDREW BRANDLER (Group Managing Director & Chief Executive Officer); MR. PETER P. W. TSE (Executive Director & Chief Financial Officer); MR. PETER W. GREENWOOD (Director & Company Secretary) (also proxy for CHENG HON WAI HONRY); MRS. APRIL CHAN (Deputy Company Secretary) (also representing HKSCC NOMINEES LIMITED). Also the following shareholders: ARAYON ANJELICA; AU MING CHIU; CHAN CHING HO; CHAN CHOI HING; CHAN CHONG KAI STEPHEN (proxy for LAI KAM TONG); CHAN KOON HUNG TIMOTHY; CHAN SHUI MING; CHAN SHUN FAN KEVIN; CHAN SIU HUNG; CHAN SOU CHUN; CHAN YAU KING; CHAN YUK FUNG KATHERINE; CHEN ROGER (proxy for LEE YUK CHING); CHENG SI HOI; CHEONG YOOK YING; CHEUNG KAI KIN; CHEUNG KIT PING; CHEUNG PIN; CHEUNG WAI CHEUNG; CHEUNG WAI KEUNG (representing HKSCC NOMINEES LIMITED); CHEUNG YUK LIN; CHIU CHUN SING; CHIU KAM OI; CHOI KING YEU; CHOI KWOK KEUNG; CHONG CHUNG CHO; CHOW ALICE and LEUNG WAH KEUNG (proxy for CHOW KO NING); CHOW YIN PING BETTY; CHUA SUK YAN JOEY (proxy for CHEN TERESA); CHUNG FOOK LEE;

CHUNG WAI YEE FLORENCE; FONG CECIL (proxy for FONG WAI TING); FUNG SUN KWAN BERNARD; GORDON SIR SIDNEY; GRIEVE ALAN (representing HSBC NOMINEES (HONG KONG) LIMITED); HAR YIN KWAN; HO CARMEN (proxy for WONG YUK BING); HO CHEN; HO KAM TIM; HO TIT BIU; HO WAI KUEN; HO YIN MEI; HUANG JIAN SHAN; HUI KIN MEE IRENE; HUI YUK KIU; IP SIU KING; JONES KEITH GERALD; KO SHUI WAH (proxy for WONG KAI YUEN); KONG SUK YING; KOO KIT KIN (proxy for MAN CHI WAH); KWAN FUK SING; KWAN SHIU LIN; KWAN SHU PING; KWAN YUE YUI; KWONG KUE HUNG; KWONG YUK CHUN (proxy for YU YAU CHUN); LAM ANGELA (proxy for NGAI MAN YI); LAM CHAN BONG; LAM KIN KWOK; LAM LO PING; LAM SHUK CHING; LAM YIN MI ALICE; LAU KWOK KWONG; LAU LAI FONG; LAU PO CHUN LINDA; LAU SIU YIN; LAW KAI TUNG; LAW KWAI FONG; LAW SHEK HUNG JOSEPH; LEE HIM; LEE HING; LEE HON FAI; LEE OI CHUN; LEE PUI MAN CORA; LEE SHIU KWING; LEE SIU KAI KENNETH; LEE WAI GUE; LEE YUI BOR; LEE YUNG CHUN; LEUNG CHUEN FUNG; LEUNG MAN CHEE; LEUNG MEI FONG; LEUNG PUI WAH; LEUNG SUI LIN; LEUNG WAI YEE; LEUNG WOON MAN; LEUNG YIU CHOI; LIU BO CHUN; LIU SIU FAN; LIU WAI YUEN VIVIEN; LO CHAN TAT STEPHEN; LO KWOK YAU; LO MOON KUEN; LO ON LUN; LUI FUK PUI; MA FUNG KUEN; MA KATHERINE (proxy for NG YEE KWAN); MA YIN (proxy for TYEN BOBBY PUI YIN); MAK KING HANG; MAK MIN YAN LINDA; MAK SIU LING (representing HORSFORD NOMINEES LIMITED); MURRAY ALASTAIR (representing HSBC TRUSTEE (HONG KONG) LIMITED); NG FUN; NG KAR MUI; NG MAN PUN ERIC (proxy for MEMBER ONE LTD); NG TAI TAT (proxy for PO KAI HEI); NG WONG YUET LIN; NGAN CHI CHEUNG; POON KAM TONG (representing HKSCC NOMINEES LIMITED); PUN LIN CHIU; SHANG SZE MAN; SIT LING YU; SO WAI KIN; SZE CHUEN CHUEN; SZETO KIT PING; TAI PUI HING LAURENCE; TAM WING YING; TAM YUEN HING; TANG CHO FUNG; TANG MEI YEE and CHEN HON SUM (proxy for IP SIU FAN); TONG SHUK FUN; TONG SHUK YIN (also proxy for CHAN CHIU MING); TONG WING KEUNG; PETER C. K. TSE; TSE KWOK WAI; TSE LO NOR CYNTHIA; TSUI CHONG CHOW; WAN WENDY (proxy for LO MEI LING JENNY); WEBB DAVID MICHAEL (also proxy for FUNDAMENTAL CONSULTANTS LTD; MEMBER ONE LTD; MEMBER TWO LTD and WEBB KAREN ANNE); WONG HANG; WONG KIM MEI; WONG KWAN YI; WONG LILLIAN (proxy for CHANG CHUNG KEUNG GARY); WONG MAU LING; WONG PUI HUNG TAMMY; WONG SAM NUI; WONG SHUK YEE; WONG SIU CHUEN; WONG SIU WAI; WONG SZE HANG KEVIN (proxy for WEBB KAREN ANNE); WONG YUNG CHIAO; WOO SIU CHUN; WU HIN SING; YEUNG SIT LAE; YIP YUK HING; YUNG SHUN LOY JACKY and YUNG VIOLET (proxy for HO KWOK YUEN).

Apologies	Apologies were received from MR. R. J. MCAULAY and THE HON. SIR S. Y. CHUNG (Directors).

In Attendance	MR. ROBERT GAZZI and MR. IAN FARRAR (representatives of PRICEWATERHOUSECOOPERS — Company Auditors).

MISS ROMY CHENG (representative of COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED — Company Registrars).

MISS MARIAN CHAN and MISS LUCIA SHIU (representatives of ERNST & YOUNG — poll scrutineers).

Quorum and Notice	The Chairman noted that a quorum of shareholders was present. The notice convening the Meeting, which had been served to shareholders for the prescribed period, was taken as read with permission from all shareholders present at the Meeting.

The Chairman addressed the Meeting as follows:

“I am pleased to advise shareholders that, during 2002, your Company continued to make good progress in implementing its business strategy.

“Our total earnings for 2002 were HK$7.08 billion. This represented a decrease compared with the previous year, because of a reduction in earnings from the Hok Un redevelopment. However, our group operating earnings increased by 12.9% to HK$6.53 billion. As a result, earnings per share for our recurring operations rose to HK$2.71 per share, an increase of 16.3% over the previous year. This sound performance confirms the ongoing and underlying financial strength of the CLP Group.

“I would like to say a few words about the developments and achievements during 2002 which lie behind these results.

“CLP’s electricity business in Hong Kong, regulated by Government through the Scheme of Control Agreement, continues to generate a major part of our earnings — 86.7% of earnings from recurring operations in 2002. Our commitment to this business and to Hong Kong was illustrated by our investment of approximately HK$5.9 billion in the local electricity infrastructure during the course of the year.

“This investment responds to our customers’ needs, by enhancing plant performance, supply quality and reliability and allows us to meet the demand created by new towns and infrastructure development projects in our supply area.

“The reliability of Hong Kong’s electricity supply is often taken for granted. We sometimes forget that brownouts are still very common in many cities in the region, including Hong Kong’s neighbours. The economic growth of Hong Kong and the comfort and convenience of people and businesses have never been hampered by shortages and shortcomings in electricity supply. Unlike many other countries, Hong Kong’s electricity infrastructure and supply has been funded entirely by private investment — the Hong Kong taxpayer has never been called upon to subsidise the electricity industry, whether directly or indirectly.

“CLP has worked hard to ensure that its high standards of reliability are combined with tariffs which are reasonable and affordable. Tariff levels have now been frozen since 1998. The cost of electricity has decreased by 38% in real terms since 1983. In December 2002, we announced a tariff rebate package amounting to HK$910 million — the fourth time in the last five years. This excellent tariff performance reflects productivity and efficiency gains made by CLP Power — under the Scheme of Control, our customers benefit directly from all the savings which we make.

“For some years past, we have recognised that, as Hong Kong’s economy matures, it is prudent for your company to diversify its activities through investment in electricity businesses in the Chinese mainland and the Asia-Pacific region. In 2002, these made meaningful progress.

“Our Asia-Pacific business made a significant turnaround — achieving profitability and recording earnings of HK$309 million, compared with a loss of HK$318 million in 2001. A major factor was the improved performance of CLP’s investment in Yallourn Energy, in Australia, which operated smoothly and without major difficulties in industrial relations or technical issues. Our other investments in India, Taiwan and Thailand all contributed to Group earnings.

“In the Chinese mainland, our focus was on the management of our existing joint ventures and the completion of the Anshun II project in Guizhou, Western China. I am pleased to report that the first unit of the Anshun II Power Station started trial operation last month, five months ahead of schedule. This is the first power project in the Mainland in which CLP holds a majority share. We are encouraged that it has proceeded so successfully. Our earnings from the electricity business in the Chinese mainland totalled HK$841 million in 2002. Although this was slightly lower than the previous year, it demonstrates that our Chinese investments are now starting to make recurring and meaningful contributions to the Group.

“Finally, I cannot conclude my remarks without some reference to the severe acute respiratory syndrome (SARS) outbreak which has so badly affected our community in recent times.

“We are aware of the economic challenges which Hong Kong is currently facing, in particular those in the business community. I am pleased to announce that CLP’s excellent performance in managing costs has allowed us to bring forward a tariff rebate from our normal year-end cycle. This rebate package, amounting to HK$460 million in total, will result in approximately 95% of CLP customers receiving a full half-month electricity rebate. We will provide further details at the media briefing which follows this Annual General Meeting.

“Over the past century, CLP, my family and many of you here today have experienced good times and bad times in Hong Kong. That experience has shown that, on each occasion that Hong Kong has faced adversity, the dynamism and talent of our people has always pulled us through. The atypical pneumonia outbreak is a setback for Hong Kong — but I am certain that, as so often in our history, Hong Kong’s people will rise to the challenges and be triumphant. I am confident in the future of Hong Kong. I am also confident that CLP, your Company, will play a key role in powering our community through our next century.’’

Directors’ Report and Statement of Accounts	The Directors’ Report and Statement of Accounts for the year ended 31 December 2002, a copy of which had been sent to shareholders, were taken as read with permission from all shareholders present at the meeting.

Auditors’ Report	The Auditors’ Report set out on page 86 of the Company’s Annual Report was taken as read with permission from all shareholders present at the meeting. Mr. Robert Gazzi, a partner of PricewaterhouseCoopers, summarised the Auditors’ Report as follows:

“PricewaterhouseCoopers’ report on the accounts of the Company for the year ended 31 December 2002 includes confirmation that we have performed our audit in accordance with generally accepted auditing standards in Hong Kong, and that in our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended; and have been properly prepared in accordance with the Companies Ordinance.’’

The Chairman continued:

‘‘I now formally propose the adoption of the Directors’ Report and Statement of Accounts for the year ended 31 December 2002 with modification, if any, as may be required consequent to the approval of the final dividend and special final dividend by shareholders. If any one has any questions on the Report and Accounts, I shall be pleased to answer them after my proposal has been seconded.

Final Dividend and Special Final Dividend	‘‘Three interim dividends, each of HK$0.38 per share were paid during the year. I now propose the declaration of a final dividend of HK$0.51 per share and a special final dividend of HK$0.23 per share, making a total dividend for the year of HK$1.88 per share.’’

Miss Joey Chua seconded the adoption of the Directors’ Report and Statement of Accounts for the year ended 31 December 2002 and the proposed payment of a final dividend of HK$0.51 per share and a special final dividend of HK$0.23 per share.

The Chairman thanked Miss Chua and asked if there were any questions on the Directors’ Report or Statement of Accounts.

A shareholder, Mr. David Webb, commended the Board and the Company on the clarity of its Annual Report and on the corporate governance disclosures contained therein, for example, breaking down Directors’ remuneration by officers of the Company and disclosing Directors’ attendance record at Board and Audit Committee meetings. Mr. Webb noted that, despite the Company’s claim to accountability, the Group Managing Director and the Executive Directors were, in fact, not accountable to shareholders since those officers were not subject to retirement by rotation and re-election at the shareholders’ meetings whilst holding office. He expressed disappointment that the Company had not chosen to put all the resolutions to voting by poll at the Meeting. As a shareholder and as a proxy for four other shareholders, collectively five shareholders, Mr. Webb demanded a poll on all of the resolutions to be put forward to shareholders for voting. He suggested that, to facilitate proceedings, the poll be held at the end of the Annual General Meeting.

The Chairman thanked Mr. Webb for his comments and interests in the Company and assured him that all Directors and Management of the Company were accountable to shareholders. Consideration would be given as to whether Executive Directors should be subject to retirement by rotation and re-election by shareholders.

[Post-meeting Note: The proposal of retirement by rotation of Executive Directors was discussed at a Board Meeting held on 9 May 2003. Directors noted the comments expressed at the Annual General Meeting and agreed that it was good practice for all Directors to be subject to periodic retirement and re-election. Therefore with effect from the next Annual General Meeting, Executive Directors will be treated similarly to Non-Executive Directors with respect to their periodic retirement and re-election.]

In response to Mr. Webb’s demand for a poll on all of the resolutions to be put forward to shareholders for voting at the Annual General Meeting, the Chairman requested Mr. Peter W. Greenwood, Director & Company Secretary, to verify the validity of the demand. After verification of the shareholdings, the Chairman confirmed that the demand for a poll on all of the resolutions was valid and explained that, as such, voting at the Annual General Meeting would not be on a show of hands; instead, the number of shares held by each shareholder or proxy would be counted.

In the interest of time and with permission from all shareholders present at the Meeting, the voting by poll on each of the proposed and seconded resolutions would take place at the end of the Meeting.

The Chairman continued:

“There being no further questions on the Directors’ Report or Statement of Accounts, I now confirm that Resolutions (1), (2)(a) and (2)(b) regarding the adoption of the Directors’ Report and Statement of Accounts for the year ended 31 December 2002 and the payment of a final dividend of HK$0.51 per share and a special final dividend of HK$0.23 per share will be put to shareholders for voting by poll at the end of the Meeting.’’

Directors	In accordance with Article 109 of the Company’s Articles of Association, Mr. P. C. Tan, retired from the office of Director and, being eligible, offered himself for election.

Resolution (3)(a) regarding the election of Mr. P. C. Tan as a Director of the Company was proposed by the Chairman, seconded by Miss Carmen Ho and put to shareholders for voting by poll at the end of the Meeting.

In accordance with Article 103 of the Company’s Articles of Association, Mr. R. J. McAulay, Dr. William K. Fung, Mr. I. D. Boyce and Mr. J. S. Dickson Leach retired individually by rotation from the office of Director and, being eligible, offered themselves for re-election.

The Chairman conveyed Mr. McAulay’s apologies for his absence at the Meeting and noted that Mr. McAulay was away from Hong Kong and as he had been unwell recently, it was not advisable in the current circumstances for him to return to Hong Kong for the Meeting. Resolution (3)(b) regarding the re-election of Mr. R. J. McAulay as a Director of the Company was proposed by the Chairman, seconded by Miss Alice Lam and put to shareholders for voting by poll at the end of the Meeting.

Resolution (3)(c) regarding the re-election of Dr. William K. Fung as a Director of the Company was proposed by the Chairman, seconded by Mr. Kenneth Lee and put to shareholders for voting by poll at the end of the Meeting.

Resolution (3)(d) regarding the re-election of Mr. I. D. Boyce as a Director of the Company was proposed by the Chairman, seconded by Mr. C. C. Ngan and put to shareholders for voting by poll at the end of the Meeting.

Resolution (3)(e) regarding the re-election of Mr. J. S. Dickson Leach as a Director of the Company was proposed by the Chairman, seconded by Mr. Stephen Chan and put to shareholders for voting by poll at the end of the Meeting.

Auditors	The Chairman continued:

“The Accounts for the year ended 31 December 2002, have been audited by PricewaterhouseCoopers who, being eligible, offer themselves for re-appointment, at a fee to be agreed with the Board.’’

Resolution (4) regarding the re-appointment of PricewaterhouseCoopers as Auditors of the Company and the authorisation of Directors to fix the Auditors’ remuneration for the year ended 31 December 2003 was proposed by Miss Wendy Wan, seconded by Ms. Angela Lam and put to shareholders for voting by poll at the end of the Meeting.

Amendments to Articles of Association	The following Special Resolution (5) regarding the amendments to the Articles of Association of the Company was proposed by the Chairman, seconded by Mr. Laurence Tai and put to shareholders for voting by poll at the end of the Meeting:

“That the Articles of Association of the Company be and are hereby amended in the following respects:

(a)	by adding the following definitions in Article 2 immediately after the definition of “Board’’:

“Electronic Communication’’	A communication sent by electronic transmission in any form through any medium.

“Entitled Person’’	An “entitled person’’ as defined under section 2(1) of the Companies Ordinance.

(b)	by adding the following definition in Article 2 immediately after the definition of “Register’’:

“Relevant Financial Documents’’	The “relevant financial documents’’ as defined under section 2(1) of the Companies Ordinance.

(c)	by adding the following definition in Article 2 immediately after the definition of “Stock Exchange’’:

“Summary Financial Report’’	The “summary financial report’’ as defined under section 2(1) of the Companies Ordinance.

(d)	by deleting the definitions “in writing’’ and “written’’ in Article 2 and substituting therefor the following:

‘‘in writing’’ and “written’’ shall include printing, lithograph, xerography, photography or other modes of representing or reproducing words in a permanent visible form or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an Electronic Communication), or modes of representing or reproducing words partly in one visible form and partly in another visible form.

(e)	by adding the following paragraph to the end of Article 2:

References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a document or notice, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not.

(f)	by deleting Article 145 and substituting therefor the following:

145 (A)	Subject to Article 145(B), a copy of the Relevant Financial Documents and/or a copy of the Summary Financial Report (where the recipient has, in accordance with and if required by the Statutes and other applicable laws, rules and regulations, consented or is deemed to have consented to receiving the Summary Financial Report in place of the Relevant Financial Documents) shall, not less than twenty-one clear days before the relevant General Meeting, be delivered or sent by post to the registered address of every Entitled Person and to the Auditors and the required number of copies of each of the Relevant Financial Documents and the Summary Financial Report, if published, shall at the same time be forwarded to the Stock Exchange.

(B)	Subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from any Entitled Person (a “Consenting Person’’) and/or for giving a Notice of Publication (as defined in Article 148) to any such Consenting Person, the Company may treat the publication of the Relevant Financial Documents and/or the Summary Financial Report (as the case may be) on the Company’s computer network, to which such person may have access, throughout the period beginning not less than twenty-one clear days before the relevant General Meeting, as discharging the Company’s obligation to send to him a copy of such documents under Article 145(A).

(g)	by deleting Article 148 and substituting therefor the following:

148(1)	Subject to Article 148(2) any notice, document or other publication by the Company (including any “corporate communication’’ as defined in the Listing Rules) may be given or issued by the following means:

(A)	by serving it personally on the relevant person;

(B)	by sending it through the post in a prepaid envelope or wrapper addressed to a member at his registered address as appears in the Register (or in the case of other person, to such address as he may provide under Article 150);

(C)	by delivering or leaving it at such address as aforesaid;

(D)	by placing an advertisement in English in at least one English language newspaper or publication and in Chinese in at least one Chinese language newspaper or publication, being in each case a newspaper or publication specified in the list thereof issued and published in the Gazette for the purposes of Section 71A of the Companies Ordinance (Chapter 32) (including any statutory modification or re-enactment thereof) by the Chief Secretary for Administration for such period as the Board may think fit;

(E)	by sending or transmitting it as an Electronic Communication to the relevant person at such electronic address as he may provide under Article 150, subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from such person;

(F)	by publishing it on the Company’s computer network to which the relevant person may have access, subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from such person and/or for giving notification to any such person stating that the notice, document or publication is available on the Company’s computer network (a “Notice of Publication’’); or

(G)	by sending or otherwise making it available to such person through such other means to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations.

(2)	Any Notice of Publication may be given or issued by any of the means mentioned in Article 148(1), other than the means specified in paragraph (F) thereof.

(h)	by deleting Article 150 and substituting therefor the following:

150	Every member of and holder of debentures of the Company or a person who is entitled to receive notice from the Company under the provisions of the Statutes or these Articles shall register with the Company an address either in Hong Kong or elsewhere and/or an electronic address to which notices can be served upon him and if any such person shall fail to do so, notice may be served on such person by sending the same in any of the manners mentioned to his last known registered address or electronic address, or if there is none, a notice displayed in the Office shall be deemed to be well served on him at the time when it is first so displayed.

(i)	by deleting Articles 151 and 152 and substituting therefor the following:

151	Any notice, document or other publication (including any “corporate communication’’ as defined in the Listing Rules) given or issued by or on behalf of the Company:

(A)	if served by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice, document or publication was properly addressed, prepaid and put into such post office and a certificate in writing signed by the Secretary or other officer of the Company that the envelope or wrapper containing the notice, document or publication was so addressed, prepaid and put into the post office shall be conclusive evidence thereof;

(B)	if sent or transmitted as an Electronic Communication, shall be deemed to have been served at the time when the notice, document or publication is transmitted electronically provided that no notification that the Electronic Communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender’s control shall not invalidate the effectiveness of the notice, document or publication being served;

(C)	if published on the Company’s computer network, shall be deemed to have been served on the day on which the notice, document or publication first so appears on the Company’s computer network to which the relevant person may have access or the day on which the Notice of Publication is deemed to have been served or delivered to such person under these Articles, whichever is later;

(D)	if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company that the notice, document or publication was so served or delivered shall be conclusive evidence of the service or delivery; or

(E)	if published as an advertisement in a newspaper or other publication permitted under Article 148(1)(D), shall be deemed to have been served on the day on which the advertisement first so appears.

(j)	by deleting the words “by post to, or left at, the registered address of any member’’ in the first line of Article 153 and substituting therefor the words “to any member in such manner as provided in Article 148’’ and by renumbering Article 153 to Article 152;

(k)	by adding immediately after the word “address’’ in the third line of Article 154 the words “(including electronic address)’’ and by renumbering Article 154 to Article 153; and

(l)	by adding immediately after the existing Article 154 (which is to be renumbered to Article 153) the following new Article 154:

154	Subject to any applicable laws, rules and regulations and the terms of these Articles, any notice, document or publication, including but not limited to the documents referred to in Article 145 and any “corporate communication’’ as defined in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.’’

General Mandate to	The following Ordinary Resolution (6) was proposed by the Chairman, seconded by Mr. Cecil Fong:
Issue Shares

“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period’’ means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue’’ means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).’’

A shareholder, Mr. David Webb, opined that the non-pre-emptive general mandate to issue shares subverted the governance of the Company by allowing the Management to choose the shareowners by allotment of shares. He asked the Company to consider lowering its general mandate to international standards, i.e. the recommendations set out in the U.K. Pre-emption Guidelines which limit a general mandate to issue shares up to a maximum of 5% in any one year, 7.5% in any rolling three-year period and thereby an average of 2.5% a year, and at an issue price subject to a maximum discount of 5%.

At the request of the Chairman, Mr. Peter W. Greenwood, Director & Company Secretary, responded to Mr. Webb’s remarks by noting that his views were well known and well respected. Directors believed that the general mandate did give the Company some flexibility in raising capital as and when needed and therefore, it was appropriate for shareholders to empower Directors with a general authority to issue shares. While acknowledging Mr. Webb’s concerns, Mr. Greenwood noted that in CLP’s case, those concerns were alleviated by three particular factors as follows:

•	Although the Listing Rules allowed companies to ask for a general mandate to issue 20% of the aggregated nominal amount of the issued share capital as at the date of the resolution passed by shareholders, CLP asked for only a general mandate of 10%.

•	The Directors of the Company, in the exercise of their power and having regard to their duty to act in good faith in the interests of the shareholders as a whole, had never used this power improperly in the past.

•	CLP had made a very public commitment, expressed on page 30 of its Annual Report 2002 to use the mandate sparingly and with consideration for the interests of all of our shareholders.

In respect of the broader issue of international standards, Mr. Greenwood suggested that the practice did vary from jurisdiction to jurisdiction and quoted Singapore (issue of not more than 20% other than pro rata with a discount of not more than 10%) and Australia (issue of 15% with a discount limited at 20%) as examples. Mr. Greenwood noted that the Hong Kong Stock Exchange in its consultation paper on improvements in corporate governance had taken on board some of the concerns and considerations which Mr. Webb and other fellow shareholders had identified regarding the use of a general mandate. According to the outcome of that consultation, the Hong Kong Stock Exchange would be introducing, during the course of this year, a restriction on the refreshment of the general mandate and the price of which shares could actually be issued or placed. In some respects, the concerns of Mr. Webb would be alleviated by regulatory change over the next 12 months.

Regarding Mr. Webb’s further enquiry on the announcement of the poll results, the Chairman indicated that in addition to announcing the poll results on the Hong Kong Stock Exchange website, they would also be published on the Company website.

As shareholders had had the opportunity to listen to the differing views expressed on Resolution (6), the Chairman put the Resolution to shareholders for voting by poll at the end of the Meeting.

Shares	The Chairman noted:
Repurchase Mandate

“You have each received a copy of the Explanatory Statement on Share Repurchase Mandate, which I believe has provided you with the information reasonably necessary to enable you to make an informed decision on the Share Repurchase Mandate. As you have had time to study the document, I now propose that Resolution (7) concerning the Share Repurchase Mandate be approved as an Ordinary Resolution of the Company.’’

There being no questions on the Shares Repurchase Mandate, the following Ordinary Resolution (7) was proposed by the Chairman, seconded by Miss Violet Yung and put to shareholders for voting by poll at the end of the meeting:

“ That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

‘‘Relevant Period’’ means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.’’

Addition of Shares Repurchased to	The following Ordinary Resolution (8) was proposed by the Chairman, seconded by Mr. K. Y. Lo and put to shareholders for voting by poll at the end of the meeting:
General Mandate to Issue Shares

“That, conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6).’’

Mr. David Webb expressed disagreement with Resolution (8), as being an extension of the general mandate to issue shares on which he had already explained his objections. The Chairman noted Mr. Webb’s remarks.

The Chairman continued:

“As all the resolutions have now been proposed and seconded, I direct that a poll on each of the resolutions be taken. The poll will be administered by the Company’s Registrar and scrutinised by an independent accounting firm, Messrs. Ernst & Young.’’

The Director & Company Secretary, Mr. Peter W. Greenwood, explained to shareholders the voting procedure by poll.

Shareholders were given sufficient time to complete their voting papers. The Chairman also completed the voting papers in respect of the proxies and then declared the poll closed.

During the poll, two shareholders raised questions to the Chairman.

Mr. Mak King Hang, a shareholder, asked whether there would be further exceptional profits arising from the Hok Un redevelopment or other property projects, and whether there would be any special dividend for the financial year 2003 arising from the exceptional profits or from the Non-Scheme of Control (Non-SoC) earnings.

At the request of the Chairman, Mr. Peter P. W. Tse, Executive Director & Chief Financial Officer, replied that CLP had been paying out special dividends from the property profits arising from the Hok Un redevelopment, as well as from the sale of a site at Ellyridge in 2002. It was difficult to predict whether and how much special dividend would be paid from other property or the Non-SoC businesses. The amount would depend on how much profits would be made from those businesses. CLP had been paying out roughly 60% of the recurring earnings as ordinary dividend and would continue to adopt such policy.

Mr. Mak continued that CLP had previously indicated that Non-SoC earnings would account for one-third of the Company’s profit in 2005. Accordingly, there ought to be some profits arising from CLP’s investments in the Chinese mainland and Asia-Pacific region. Mr. Mak went on to ask if it was possible for CLP to give some indication of the amount of special dividend which shareholders could expect for 2003.

In the interest of time, Mr. Peter P. W. Tse offered to meet with Mr. Mak King Hang to further discuss the issue.

[Post-meeting note: A meeting with Mr. Mak King Hang took place on 6 May 2003. The following answer, which has also been published on the CLP website, was given to Mr. Mak’s satisfaction.

“CLP’s dividend policy is to provide growth in ordinary dividends in line with growth in underlying earnings of our businesses. Our dividend record shows a strong ordinary dividend growth, supplemented by a series of special dividends paid out from the exceptional profits arising from the redevelopment of a former power station site at Hok Un (Laguna Verde) and the gain from the sale of a property formerly used as staff quarters in Ho Man Tin Hill.

“The redevelopment of Hok Un has been completed, and over 90% of all the flats have been sold and the attributable earnings paid to shareholders as special dividends. Future profit to be derived from this development will reduce, and the related special dividend to be paid in the future, if any, would also be correspondingly reduced.

“In determining the ordinary dividends to be paid to shareholders, the Group’s total operating earnings include those derived from the SoC business as well as the Non-SoC businesses, i.e. those arising from the Chinese mainland and Asia-Pacific region. The payout ratio in recent years has been about 60% of the total Group operating earnings. The Group expects that this level of payout ratio will be maintained.’’]

A shareholder, Mr. Bernard Fung Sun Kwan, enquired about the fairness of CLP’s tendering process for cable laying work. At the request of the Chairman, Mrs. Betty Yuen, Managing Director of CLP Power Hong Kong Limited, replied that cable laying work was a very important part of CLP’s electricity supply service and therefore the work had been competitively tendered with rigid and stringent procedures.

As the counting and verification of the votes by poll would take some time to complete, the Chairman proposed with shareholders’ consent the Meeting be adjourned to 2: 00 p.m. that afternoon to announce the result of the poll on each of the resolutions and invited shareholders to come back to the same venue if they wished to hear the results of the poll. The Chairman added that the results of the poll would also be published on the Company website at www.clpgroup.com that day, as well as on the Hong Kong Stock Exchange website, and in the Minutes of the Meeting for despatch to shareholders.

There being no objections, the Chairman declared the Meeting adjourned until 2: 00 p.m. and thanked shareholders for their attendance.

Adjourned Annual General Meeting	The adjourned Annual General Meeting was reconvened at 2: 00 p.m.

A report on the results of the poll on the resolutions which had been put forward to shareholders for voting was received from Messrs. Ernst & Young, the scrutineers of the poll.

The Chairman called upon the Director & Company Secretary, Mr. Peter W. Greenwood, to announce the results of the poll on the resolutions.

Mr. Peter W. Greenwood announced the results of the poll on the resolutions as follows:

“In respect of Resolution (1) regarding the adoption of the Directors’ Report and Statement of Accounts, the number of votes in favour was 1,208,227,330 votes while the number against Resolution (1) was 10,782 votes. Therefore, the majority of votes in favour of Resolution (1) was 99.999%.

“In respect of Resolution (2)(a) regarding the payment of a final dividend of HK$0.51 per share, the number of votes in favour was 1,228,987,870 votes while the number against the Resolution No. (2)(a) was 14,990 votes. Therefore, the majority of votes in favour of Resolution (2)(a) was 99.999%.

“In respect of Resolution (2)(b) regarding the payment of a special final dividend of HK$0.23 per share, the number of votes in favour was 1,228,983,882 votes while the number against the Resolution (2)(b) was 14,370 votes. Therefore, the majority of votes in favour of Resolution (2)(b) was 99.999%.

“In respect of Resolution (3)(a) regarding the election of Mr. P. C. Tan as Director, the number of votes in favour was 1,224,165,279 votes while the number against the Resolution (3)(a) was 2,421,700 votes. Therefore, the majority of votes in favour of Resolution (3)(a) was 99.803%.

“In respect of Resolution (3)(b) regarding the re-election of Mr. R. J. McAulay as Director, the number of votes in favour was 1,216,923,820 votes while the number against the Resolution (3)(b) was 9,686,113 votes. Therefore, the majority of votes in favour of Resolution (3)(b) was 99.210%.

“In respect of Resolution (3)(c) regarding the re-election of Dr. William K. Fung as Director, the number of votes in favour was 1,224,183,070 votes while the number against the Resolution (3)(c) was 2,422,300 votes. Therefore, the majority of votes in favour of Resolution (3)(c) was 99.803%.

“In respect of Resolution (3)(d) regarding the re-election of Mr. I. D. Boyce as Director, the number of votes in favour was 1,224,189,209 votes while the number against the Resolution (3)(d) was 2,422,900 votes. Therefore, the majority of votes in favour of Resolution (3)(d) was 99.802%.

“In respect of Resolution (3)(e) regarding the re-election of Mr. J. S. Dickson Leach as Director, the number of votes in favour was 1,224,159,312 votes while the number against the Resolution (3)(e) was 2,422,576 votes. Therefore, the majority of votes in favour of Resolution (3)(e) was 99.802%.

“In respect of Resolution (4) regarding the re-appointment of PricewaterhouseCoopers as Auditors of the Company and the authorisation of the Directors to fix the Auditors’ remuneration for the year ended 31 December 2003, the number of votes in favour was 1,225,557,129 votes while the number against the Resolution (4) was 1,270,638 votes. Therefore, the majority of votes in favour of Resolution (4) was 99.896%.

“In respect of Resolution (5) regarding the amendment of the Articles of Association, the number of votes in favour was 1,228,504,250 votes while the number against the Resolution (5) was 65,486 votes. Therefore, the majority of votes in favour of Resolution (5) was 99.995%, which was more than the required 75% of the votes cast for passing Resolution (5) as a Special Resolution of the Company.

“In respect of Resolution (6) regarding the general mandate to issue shares, the number of votes in favour was 1,183,580,892 votes while the number against the Resolution (6) was 45,379,976 votes. Therefore, the majority of votes in favour of Resolution (6) was 96.307%.

“In respect of Resolution (7) regarding the Share Repurchase Mandate, the number of votes in favour was 1,228,873,654 votes while the number against the Resolution (7) was 100,244 votes. Therefore, the majority of votes in favour of Resolution (7) was 99.992%.

“In respect of Resolution (8) regarding the addition of the aggregate nominal amount of the shares repurchased, to the aggregate nominal amount of shares, which may be issued under the general mandate to issues shares, the number of votes in favour was 1,188,670,186 votes while the number against the Resolution (8) was 39,924,112 votes. Therefore, the majority of votes in favour of Resolution (8) was 96.750%.

The Chairman declared that Resolutions (1) through (8) had been passed by more than the required majority of the votes cast on a poll by the shareholders present in person or by proxy. He added that the results of the poll would be published on the Company’s website that day, as well as the Hong Kong Stock Exchange’s, and in the Minutes of the Annual General Meeting for despatch to shareholders.

Dividend	Shareholders were informed that the final dividend and special final dividend would be payable on Tuesday, 6 May 2003.

Conclusion	There being no further business, the Meeting concluded at 2: 12 p.m.

The Hon. Michael D. Kadoorie
Chairman of the Meeting

Shareholders are advised that the full proceedings of the Annual General Meeting and the Adjourned Meeting can be viewed on the Corporate Governance Section of the Company website (www.clpgroup.com).